October 11, 2012

Mr. Larry Spirgel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

Re: Telefônica Brasil S.A.
Form 20-F for the fiscal year ended December 31, 2011
Filed April 20, 2012
File No. 001-14475

Dear Mr. Spirgel:

Thank you for your letter dated August 28, 2012 setting forth comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2011 (the “2011 Form 20-F”) of Telefônica Brasil S.A. (“Telefônica Brasil,” the “Company” or “we”).

To assist in the Staff’s review of the responses, each response is preceded with the text (in bold type) of the comment as stated in your letter.  Capitalized terms used in the responses set forth below and not otherwise defined herein have the meanings set forth in the 2011 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2011

Note 28. Other operating income (expenses), net, page F-90

We note your response to comment 1 in our letter dated February 14, 2012 and have the following comments.

1. You assert in your November 28, 2011 letter that “the Assignee may reposition the Company’s antennas at its own discretion within the tower, provided that the new location complies with the requisite wind exposure and other standards imposed by ANATEL.” Please reconcile this assertion with the statement you made to us during our July 19 conference call that your equipment on the tower cannot be removed by the Assignee at its sole discretion and any removal of such equipment requires your approval.

We supplementally advise the Staff that the Assignee has full discretion regarding the use and operation of the tower park, including with respect to the provision of space, including additional capacity, to us or to other telecom operators. We further advise the Staff that the Assignee may require the repositioning of the Company’s equipment (antennas, radios, etc.) within the park of towers, provided that the new location complies with the requisite wind exposure and other standards imposed by ANATEL. The physical repositioning of the equipment is done by us, after notification by the Assignee, and we are required to make such repositioning if the above condition is met.

We believe that this is indicative of the fact that we do not have the right to control the use of the underlying assets.

According to Clause 5.1.6. of the Infrastructure Sharing Agreement, one of the obligations of the Assignee is to “[a]void any interruption of the telecommunications services provided by [the Company]. In the event of any interruption in the telecommunications services provided by [the Company] as a result of the Tower operation by the [Assignee], the [Assignee] shall be subject to the penalties set forth in Clause 11.2.” If our antennas were to be repositioned without our prior knowledge, such repositioning could result in an interruption of the telecommunications services we provide, in which case the Assignee would have to pay us the penalties set forth in Clause 11.2 of the Infrastructure Sharing Agreement. In addition, according to Clause 13.1.1 of the Infrastructure Sharing Agreement: “[t]he [Assignee] shall be liable for possible indirect damages and penalties applied by the National Telecommunications Agency (ANATEL), other public agencies and [the Company]’s third parties as a result of the [Assignee]’s activities under this AGREEMENT, up to the amount limits set forth in Clause 13.2 of the Assignment Agreement.” Accordingly, if the repositioning of the antennas resulted in our failure to comply with any of our regulatory obligations (including as a result of a temporary interruption in our services) and, as a result, we were fined or otherwise penalized by a public agency, including ANATEL, the Assignee would have to indemnify us in accordance with the terms set forth in the Infrastructure Sharing Agreement.

We further supplementally advise the Staff that, as mentioned in our letter dated October 10, 2011, given the evolution of the telecommunication business, we expect that the occupation of the park of towers by us and other operators will be dynamic, with additions, disposals and transfers of antennas and radios (including the repositioning of our antennas as described above) throughout the term of the Infrastructure Sharing Agreement.

2. Please tell us how you analyzed paragraph 10(c) of IAS 17. Include in your analysis your assumptions for the lease term and the economic life of the slots and towers. If the economic life of the slots and towers are not limited by the term of the Concession Contract with ANATEL, tell us the basis for such assumptions.

We supplementally advise the Staff that, as indicated in our letters dated October 7, 2011, November 28, 2011 and March 14, 2012, we have analyzed the Infrastructure Sharing Agreement under the guidance in IFRIC 4 and concluded that such agreement is not, and does not contain, a lease. Rather, it contains a service arrangement. Accordingly, we do not believe that IAS 17 ‘Leases’ applies to such agreement. However, in light of the Staff’s comment, we have analyzed the Infrastructure Sharing Agreement under paragraph 10(c) of IAS 17 and included our conclusions below.

Paragraph 10(c) of IAS 17 contains the following example of a situation that individually or in combination with other situations would normally lead to a lease being classified as a finance lease: “the lease term is for the major part of the economic life of the asset even if title is not transferred.” The period during which the towers are expected to be economically usable by one or more users will depend mainly on the asset maintenance carried out by the Assignee, for which it is responsible. According to existing surveys and technical analyses, the economic life of a tower can range from 20 to 100 years or more, primarily depending on its maintenance, while the Infrastructure Sharing Agreement is scheduled to expire in October 2018, with an automatic renewal for a period of five years. After this period, the agreement is renewable, subject to the mutual consent of the parties and the execution of an amendment. We have considered that the lease term of the agreement is 13 years, which comprise the first 8-year period and the automatic renewal period of 5 years. Subsequent renewal periods require mutual consent of the parties, therefore we have not considered any further renewal period in estimating the lease term. Considering such lease term of 13 years and that the minimum estimated economic life of a tower is 20 years, we do not believe that the lease term is for the major part of the economic life of the tower; rather, the lease term will represent a range from 13% to 65% of such economic life, depending on the actual extension of such economic life.

We further supplementally advise the Staff that we believe that the economic life of the towers is independent from, and not limited by, the term of the Concession Contract with ANATEL. If we fail to renew our concession, which is scheduled to expire in 2025, these assets will automatically be reverted to the Brazilian Government; however, their economic life (as such term is defined in paragraph 4 of IAS 17) will not be affected, as such assets will be used by, or at the direction of, the Brazilian government, including by any subsequent concessionaire. In particular, such reversion will not have a direct impact on the period over which the assets are expected to be economically usable by one or more users. If, by contrast, we are able to renew our concession, the Assignee will benefit from such renewal and have full discretion regarding the use and operation of the tower park during the effectiveness of the Lease Out Agreement. In such case, the economic life of the towers will continue to depend on the maintenance carried out by the Assignee.

Finally, we supplementally advise the Staff that we have carefully considered the comments received in this and prior letters from the Staff and have thoroughly reassessed the accounting treatment applied to the Infrastructure Sharing Agreement. After such reassessment, we continue to believe that the accounting treatment we have applied to such agreement is appropriate. Nevertheless, considering the complexity of the contracts and the relevant accounting literature, we acknowledge that other accounting treatments could have been taken into consideration, including treating the Infrastructure Sharing Agreement as a lease agreement. We supplementally advise that, had we considered that this transaction involved a lease agreement, any resulting difference in our consolidated financial statements would have been immaterial. In particular, if we had analyzed this transaction under IAS 17, we would have concluded that it was an operating lease for the reasons stated below under “Analysis of the Infrastructure Sharing Agreement under IAS 17”. Accordingly, if we had applied IAS 17 to this transaction, there would have been a nil impact in our income statement, statement of financial position and cash flow statement as of and for the year ended December 31, 2010 and in subsequent years. If we had considered the Infrastructure Sharing Agreement to contain a lease, the main difference would have related to the inclusion of additional disclosures in the notes to the financial statements.

We have also considered the guidance in Staff Accounting Bulletin No. 99 with respect to qualitative factors and have concluded that such impact would have been immaterial.

The consideration of the Infrastructure Sharing Agreement as a lease agreement would not result in any of the following:

•	a change in earnings trends or other trends;

•	a failure to meet analysts’ expectations;

•	a change from income to loss;

•	an impact in segments information or other trends;

•	effect in regulatory requirements;

•	effect in loan covenants or other contractual requirements; and

•	effect on management’s compensation.

In sum, while we continue to believe that the accounting treatment applied by us was appropriate, we have analyzed the impact that treating the transaction as involving a lease would have had on us and have concluded that any such impact would have been immaterial.

Analysis of the Infrastructure Sharing Agreement under IAS 17

As mentioned above, had we analyzed this transaction under IAS 17, we would have concluded that it was an operating lease. Our analysis of IAS 17 follows.

Paragraph 8 of IAS 17, states that “A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership.” Paragraph 10 explains this principle specifying that the determination of whether a lease is a finance lease or an operating lease depends on the substance of the transaction rather than the form of the contract and provides examples of situations that normally lead to classification as a finance lease. In this regard, the Company has considered the principle and concluded that, if we were to assume that the Infrastructure Sharing Agreement contained a lease, such lease would not have been a finance lease, since the agreement would not have resulted in the transfer of substantially all the risks and rewards incidental to ownership of the assets. In order to reach this conclusion, we have assessed the situations included in paragraphs 10 and 11 of IAS 17, as follows:

•	with respect to paragraph 10 (a), there is no transfer of ownership by the end of the lease term;

•	with respect to paragraph 10 (b), there are no purchase options in the contract;

•	with respect to paragraph 10 (c), as discussed above, the Assignee may choose to terminate the agreement when the towers’ remaining economic life is still substantial;

•
with respect to paragraph 10 (d), the present value of the minimum lease payments at the inception of the lease would be substantially lower than the fair value of the towers. In this respect, we estimate the fair value of reference of the towers to be R$321 million, which is derived from the price per tower that we received from the Assignee under the Lease Out Agreement, considering the number of towers occupied by us under the Infrastructure Sharing Agreement (1,163 towers x R$276,000). By contrast, we estimate that the present value of the minimum lease payments to be paid by us to the Assignee under the Infrastructure Sharing Agreement is approximately R$154.4 million (considering 1,163 towers x R$1,343.54 (monthly rental net of maintenance and tax and regulatory costs related to the towers), a discount rate of 12.75% per year and a term of 156 months (13 years)), which represents approximately 48% of the fair value of the leased assets. We believe that the initial amount paid by the Assignee under the Lease Out Agreement and the monthly payments to be paid by us under the Infrastructure Sharing Agreement reflect the fair value of each respective transaction.

For purposes of the calculation set forth above, we have considered that the Company leased out a total of 1,388 towers, 1,072 of which were included in the Lease Out Agreement, 346 towers were included in an addendum thereto dated December 23, 2010, less 30 towers that were rejected by the Assignee. From these 1,388 towers, 1,163 were occupied by the Company as of December 31, 2010, which corresponded to 875 towers included in the Infrastructure Sharing Agreement and 288 towers included in the addendum thereto. In the financial statements for the year ended December 31, 2010, we recognized the revenue derived from 1,085 towers, which corresponded to 997 towers included in the Lease Out Agreement, plus 88 towers included in the addendum thereto, in accordance with the terms and conditions established in the relevant contracts. Revenue from the 303 remaining towers was first recognized in the financial statements for the year ended December 31, 2011 as the Assignee had a right to reject such towers as of December 31, 2010;

•
with respect to paragraph 10 (e), the leased towers do not have such a specialized nature that only the Company can use them without major modifications. Indeed other telecommunication operators use the same type of assets;

•	with respect to paragraph 11 (a), we may not cancel the lease during the lease term;

•
with respect to paragraph 11 (b), the Company does not bear any risk derived from the fluctuation in the fair value of the towers as we do not give such a guarantee under the terms of the agreement; and

•
with respect to paragraph 11 (c), following the term of the agreement (8 years) and its automatic renewal for a period of 5 years, the agreement is renewable for successive periods of 5 years, subject to the mutual consent of the parties and the execution of an amendment. Pursuant to its terms, if the Infrastructure Sharing Agreement is renewed, the pricing terms will continue to be the same, except that they will be adjusted by an inflation index. We believe that the pricing terms of the Infrastructure Sharing Agreement were established at the prevailing market rates at the time the agreement was signed and we have no reason to believe that, if the agreement is renewed in the future, the pricing terms will be substantially lower than the then prevailing market rates.

In addition to our analysis of the situations included in paragraphs 10 and 11 of IAS 17, which is set forth above, we have also considered that, as of the date of the agreement, the Company occupied 63% of the estimated then aggregate available wind exposure area in the park of towers, with the remaining space being available for servicing or rental to third parties. Furthermore, pursuant to the Lease Out Agreement, the Assignee may increase the capacity of the towers located within the park, which could lead to additional space becoming available in the future such that we would occupy a lower percentage of the then available tower space. We believe that this is another indicator that the Company has not received substantially all the risks and rewards incidental to ownership.

Taking into consideration all of the above, we have concluded that, if  IAS 17 applied to the Infrastructure Sharing Agreement, such agreement would qualify as an operating lease.

3. Please tell us how you accounted for the asset group of towers prior to your Lease Out Agreement. In addition, tell us the lowest level unit of account for the capitalized assets.

We supplementally advise the Staff that, prior to entering into our Lease Out Agreement, we accounted for the asset group of towers located in the tower park to which the Lease Out Agreement relates individually (i.e., on an individual tower basis). We further supplementally advise the Staff that the lowest level unit of account for these assets was each tower, since each such tower represented the lowest level of identifiable part of an asset with the same useful life. We did not account for components smaller than towers separately. Accordingly, all costs capitalized were aggregated at a tower level.

4. Please tell us how you determined that the unit of account was the park of towers for the Lease Out Agreement and the individual tower for the Infrastructure Sharing Agreement. In addition, tell us how this determination was consistent with paragraph 58 of IAS 17.

We supplementally advise the Staff that, as indicated in our letter dated November 28, 2011, the principal objective of the Lease Out Agreement and the related Infrastructure Sharing Agreement is to assign the rights to the commercial operation of the tower park to the Assignee (who may freely exploit the tower park and assign available tower space to third parties), while allowing us to use a portion of the towers’ capacity during the term of the Infrastructure Sharing Agreement. With respect to the Lease Out Agreement, the park of towers was treated as a single package for purposes of its negotiation, in accordance with the Rules and Conditions of Invitation No. SAC 10-018952- SP ED1. In particular, the towers included in the agreement relate to the Public Switched Telephone Network service concession granted to the Company by ANATEL, and the agreement will be terminated when such concession is terminated. Given its object, we believe that the unit of account for the Lease Out Agreement should be the tower park.

By contrast, the Infrastructure Sharing Agreement enables the Company to use only some wind exposure areas within the tower park. In particular, according to Clauses 7.1 and 7.2 of the Infrastructure Sharing Agreement, the Company shall pay R$2,000.00 per month (as adjusted per the escalation clause contained in the agreement) to the Assignee for each tower it uses (1,163 towers), regardless of the percentage of its occupation or the size, location or the capacity of each tower. Consequently, as indicated in our letters dated November 28, 2011 and March 14, 2012, we believe that it is reasonable to conclude that the unit of account for purposes of this agreement is each individual tower rather than the entire park.

However, in light of the Staff’s comments, we have reassessed our unit of account analysis and have concluded that the entire park could also be determined to constitute an appropriate unit of account under the Infrastructure Sharing Agreement. For example, pursuant to Clauses 7.2.3.3 and 7.2.3.2.1 of the Infrastructure Sharing Agreement, whenever there are wind exposure areas available as a result of our release of wind exposure areas in the park of towers, we have the right to utilize wind exposure areas of equivalent size to those released by us in any of the towers covered by the Lease Out Agreement, without additional cost to us, during the term of the arrangement.

We further supplementally advise the Staff that, as indicated in our letter March 14, 2012, even if we were to assume that the entirety of all the towers and poles located within the tower park are a single, discrete unit of account, we would conclude that the Infrastructure Sharing Agreement is not, and does not contain, a lease. Accordingly, we do not believe that IAS 17 (including paragraph 58 of IAS 17) applies to the Infrastructure Sharing Agreement, in accordance with the analysis set forth in our response to comment 2.  If, however, in view of the Staff’s comment, the Infrastructure Sharing Agreement were considered to constitute a lease transaction, the Lease Out Agreement and the Infrastructure Sharing Agreement would be considered as a sale and operating leaseback transaction under paragraph 58 of IAS 17.

5. Please refer to this note and Note 27 (page 49) of the Form 6-K filed August 14, 2012. We note that your subsidiary, Vivo S.A., disposed 1,358 towers for R$476 million (R$419.5 million, net of book value) in 2011 and disposed of 1,500 towers for R$519.2 million (R$393 million, net of residual value) in the six months ended June 30, 2012. Please tell us how you accounted for these transactions. If you accounted for the transactions similar to the 2010 transaction, please tell us your basis for your accounting under IAS 17 and IFRIC 4. In addition, address all the applicable comments above as it relates to the disposal of your towers in 2011 and 2012.

We supplementally advise the Staff that the disposals of towers by our subsidiary VIVO, S.A., referred to by the Staff (the “Recent Disposals”), were accounted for as a sale and operating lease back. We further supplementally advise the Staff that the accounting treatment for the Recent Disposals was different from the accounting treatment for the 2010 transaction given that, with respect to the Recent Disposals, we currently occupy an estimated substantial majority of the available wind exposure areas in the relevant tower parks, we have a right to use certain additional specified wind exposure areas at no additional cost and we have a right of first refusal in connection with the provision of wind exposure areas to other operators. As a result of the above, we believe that it is remote that one or more parties other than us will occupy more than an insignificant area of the towers during the term of each of these arrangements. Accordingly, we believe that the Recent Disposals meet condition (c) of paragraph 9 of IFRIC 4 and, as a result, are deemed to contain a lease under such guidance.

In particular, we believe that the Recent Disposals contain an operating lease. Paragraph 8 of IAS 17 states that “a lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership.” Paragraph 10 specifies that the determination of whether a lease is a finance or operating lease depends on the substance of the transaction rather than the form of the contract and provides examples of situations that normally lead to classification as a finance lease. Paragraph 11 provides additional examples of situations that normally lead to classification as a finance lease. Our assessment of the situations included in paragraphs 10 and 11 of IAS 17 is the following in connection with each of the Recent Disposals:

•	with respect to paragraph 10 (a), there is no transfer of ownership by the end of the lease term;

•	with respect to paragraph 10 (b), there are no purchase options in the contract;

•
with respect to paragraph 10 (c), the lease term is lower than the economic life of the asset. As indicated in our response to comment 2, according to existing surveys and technical analyses, the economic life of a tower can range from 20 years to 100 years or more, depending on its maintenance. The lease term of each of the agreements is 10 years. Even if we consider the estimated minimum economic life of the above mentioned range (i.e., 20 years), the lease term would not be for the major part of the economic life of the tower, rather it would be for approximately 50% of such economic life;

•
with respect to paragraph 10 (d), the present value of the minimum lease payments at the inception of the lease was substantially lower than the fair value of the towers. In this respect, we estimate the aggregate fair value of reference of the towers to be R$996.9 million, which is the amount we received from the two relevant lessors, in four tranches (an average of R$348,800 x 2,858 towers). By contrast, we estimate that the present value of the minimum lease payments to be paid by us to the lessors under the relevant agreements is approximately R$248.2 million in the aggregate (considering an aggregate monthly rental payment, net of maintenance costs and tax and regulatory costs related to the towers, of R$2.9 million, a discount rate of 12.5% per year and a term of 120 months (10 years)), which represents approximately 25% of the fair value of the leased assets. We believe that both the initial amount paid by the lessor and the monthly payments to be paid by us for the agreements reflect the fair value of the related transactions;

•
with respect to paragraph 10 (e), the leased towers do not have such a specialized nature that only the Company can use them without major modifications. Indeed other telecommunications operators use the same type of assets;

•	with respect to paragraph 11 (a), we may not cancel the lease during the relevant lease term;

•
with respect to paragraph 11 (b), the Company does not bear any risk derived from the fluctuation in the fair value of the towers as we do not give such a guarantee under the terms of the relevant agreements; and

•
with respect to paragraph 11 (c), the Company can renew the lease term over the initial period but the pricing terms are not determined in the relevant contracts. If the contracts were renewed, it would be necessary to negotiate the renewal conditions including the price. We believe that such renewals, if any, would be priced at the then prevailing market rates.

TELEFÔNICA BRASIL S.A.
COMPANY STATEMENT

On behalf of TELEFÔNICA BRASIL S.A., a Brazilian corporation (the “Company”), the undersigned hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           IN WITNESS WHEREOF, I have executed this statement of the Company on this  October 11, 2012.

TELEFÔNICA BRASIL S.A.

By:	/s/ Gilmar Roberto Pereira Camurra
	Name:	Gilmar Roberto Pereira Camurra
	Title:	Chief Financial Officer and Investor Relations Officer